Independent Bank Corporation

230 West Main Street

Ionia, MI 48846

April 14, 2010

Filed Via Edgar

Ms. Kathryn McHale

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	Independent Bank Corporation
Registration Statement on Form S-4, as amended
File No. 333-164546

Dear Ms. McHale:

            Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Independent Bank Corporation (the "Company") requests that the effectiveness of the above referenced Registration Statement on Form S-4, as amended, be accelerated to April 16, 2010 at 12:00 p.m. Eastern Time, or as soon as possible thereafter.

            In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•       should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2010

•       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact the undersigned at (616) 522-1765 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

Independent Bank Corporation

/s/ Robert N. Shuster

Robert N. Shuster

Executive VP and Chief Financial Officer

c:         Kimberly Baber